Exhibit 99.3
ASML — Summary U.S. GAAP Consolidated Statements of Operations 1,2

		Three months ended,
(in millions EUR, except per share data)		Mar 29, 2009	Mar 28, 2010

Net system sales		101.1	631.6
Net service and field option sales		82.5	110.2

Total net sales		183.6	741.8

Cost of sales		171.2	443.2

Gross profit on sales		12.4	298.6

Research and development costs		118.3	120.3
Selling, general and administrative costs	[3]	40.4	41.4

Income (loss) from operations		(146.3)	136.9

Interest expense	[3]	(1.7)	(2.8)

Income (loss) from operations before income taxes		(148.0)	134.1

(Provision for) benefit from income taxes		30.8	(26.8)

Net income (loss)		(117.2)	107.3

Basic net income (loss) per ordinary share		(0.27)	0.25
Diluted net income (loss) per ordinary share	[4]	(0.27)	0.25

Number of ordinary shares used in computing per share amounts (in millions):
Basic		432.1	434.0
Diluted	[4]	432.1	437.9

ASML — Ratios and Other Data [1,2]

		Three months ended,
		Mar 29, 2009	Mar 28, 2010

Gross profit as a % of net sales		6.7	40.3
Income (loss) from operations as a % of net sales	[3]	(79.7)	18.5
Net income (loss) as a % of net sales		(63.8)	14.5
Shareholders’ equity as a % of total assets	[3]	47.5	41.2
Income taxes as a % of income before income taxes		(20.8)	(20.0)
Sales of systems (in units)		11	34
ASP of systems sales (EUR million)		9.2	18.6
Value of systems backlog (EUR million)		853	2,170
Systems backlog (in units)		38	85
ASP of systems backlog (EUR million)		22.4	25.5
Value of booked systems (EUR million)		207	1,004
Net bookings (in units)		8	50
ASP of booked systems (EUR million)		25.8	20.1
Number of payroll employees in FTEs		6,715	6,591
Number of temporary employees in FTEs		959	1,331

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)		Dec 31, 2009	Mar 28, 2010

ASSETS
Cash and cash equivalents		1,037.1	1,087.3
Accounts receivable, net		377.4	629.8
Finance receivables, net		21.6	23.3
Current tax assets		11.3	37.5
Inventories, net		963.4	1,155.5
Deferred tax assets		119.4	107.5
Other assets		218.7	247.3

Total current assets		2,748.9	3,288.2

Deferred tax assets		133.3	127.9
Other assets		77.0	99.1
Goodwill		131.5	141.1
Other intangible assets, net		18.1	17.8
Property, plant and equipment, net	[3]	655.4	720.7

Total non-current assets		1,015.3	1,106.6

Total assets		3,764.2	4,394.8
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities		1,044.2	1,613.0

Accrued liabilities and other liabilities		44.3	45.9
Deferred and other tax liabilities		188.4	200.1
Provisions		12.7	13.0
Long-term debt	[3]	699.8	711.8

Total non-current liabilities		945.2	970.8

Total liabilities		1,989.4	2,583.8

Shareholders’ equity		1,774.8	1,811.0

Total liabilities and shareholders’ equity		3,764.2	4,394.8

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

		Three months ended,
(in millions EUR)		Mar 29, 2009	Mar 28, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(117.2)	107.3

Depreciation and amortization	[3]	38.7	34.7
Impairment		2.6	0.8
Loss on disposals of property, plant and equipment		2.6	0.6
Share-based payments		3.5	2.8
Allowance for doubtful debts		—	0.2
Allowance for obsolete inventory		22.1	13.8
Deferred income taxes		(27.0)	23.7
Change in assets and liabilities		157.3	(142.8)

Net cash provided by operating activities		82.6	41.1

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(43.9)	(7.2)
Proceeds from sale of property, plant and equipment		1.2	—

Net cash used in investing activities		(42.7)	(7.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of shares and stock options		0.1	10.4
Excess tax deficiencies from stock options		(0.2)	—
Redemption and/or repayment of debt	[3]	(0.4)	(0.4)

Net cash provided by (used in) financing activities		(0.5)	10.0

Net cash flows		39.4	43.9

Effect of changes in exchange rates on cash		2.4	6.3

Net increase in cash & cash equivalents		41.8	50.2

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

		Three months ended,
		Mar 29,	Jun 28,	Sep 27,	Dec 31,	Mar 28,
(in millions EUR, except per share data)		2009	2009	2009	2009	2010

Net system sales		101.1	183.3	458.7	431.8	631.6
Net service and field option sales		82.5	93.3	96.6	148.8	110.2

Total net sales		183.6	276.6	555.3	580.6	741.8

Cost of sales		171.2	242.2	364.0	360.3	443.2

Gross profit on sales		12.4	34.4	191.3	220.3	298.6

Research and development costs		118.3	117.9	115.2	115.4	120.3
Selling, general and administrative costs	[3]	40.4	40.3	37.5	36.5	41.4

Income (loss) from operations		(146.3)	(123.8)	38.6	68.4	136.9

Interest expense	[3]	(1.7)	(0.9)	(2.4)	(3.5)	(2.8)

Income (loss) from operations before income taxes		(148.0)	(124.7)	36.2	64.9	134.1

(Provision for) benefit from income taxes		30.8	20.7	(16.4)	(14.4)	(26.8)

Net income (loss)		(117.2)	(104.0)	19.8	50.5	107.3

Basic net income (loss) per ordinary share		(0.27)	(0.24)	0.05	0.12	0.25
Diluted net income (loss) per ordinary share	[4]	(0.27)	(0.24)	0.05	0.12	0.25

Number of ordinary shares used in computing per share amounts (in millions):
Basic		432.1	432.5	432.7	433.2	434.0
Diluted	[4]	432.1	432.5	435.0	437.0	437.9

ASML — Quarterly Summary Ratios and other data [1,2]

		Three months ended,
		Mar 29,	Jun 28,	Sep 27,	Dec 31,	Mar 28,
		2009	2009	2009	2009	2010

Gross profit as a % of net sales		6.7	12.5	34.4	38.0	40.3
Income (loss) from operations as a % of net sales	[3]	(79.7)	(44.7)	6.9	11.8	18.5
Net income (loss) as a % of net sales		(63.8)	(37.6)	3.6	8.7	14.5
Shareholders’ equity as a % of total assets	[3]	47.5	47.2	47.3	47.1	41.2
Income taxes as a % of income before income taxes		(20.8)	(16.6)	(45.4)	(22.2)	(20.0)
Sales of systems (in units)		11	10	24	25	34
ASP of system sales (EUR million)		9.2	18.3	19.1	17.3	18.6
Value of systems backlog (EUR million)		853	1,064	1,353	1,853	2,170
Systems backlog (in units)		38	43	54	69	85
ASP of systems backlog (EUR million)		22.4	24.7	25.1	26.8	25.5
Value of booked systems (EUR million)		207	394	777	956	1,004
Net bookings (in units)		8	15	35	40	50
ASP of booked systems (EUR million)		25.8	26.3	22.2	23.9	20.1
Number of payroll employees in FTEs		6,715	6,597	6,529	6,548	6,591
Number of temporary employees in FTEs		959	868	917	1,137	1,331

ASML — Summary U.S. GAAP Consolidated Balance Sheets 1,2

		Mar 29,	Jun 28,	Sep 27,	Dec 31,	Mar 28,
(in millions EUR)		2009	2009	2009	2009	2010

ASSETS
Cash and cash equivalents		1,151.0	1,092.7	1,018.0	1,037.1	1,087.3
Accounts receivable, net		291.6	213.5	382.1	377.4	629.8
Finance receivables, net		6.2	0.1	21.1	21.6	23.3
Current tax assets		—	—	—	11.3	37.5
Inventories, net		936.8	926.1	882.4	963.4	1,155.5
Deferred tax assets		74.9	70.5	69.0	119.4	107.5
Other assets		240.6	220.2	224.2	218.7	247.3

Total current assets		2,701.1	2,523.1	2,596.8	2,748.9	3,288.2

Finance receivables, net		29.2	20.6	—	—	—
Deferred tax assets		173.2	198.9	193.5	133.3	127.9
Other assets		89.5	53.8	68.1	77.0	99.1
Goodwill		139.7	134.5	128.6	131.5	141.1
Other intangible assets, net		25.6	22.3	19.0	18.1	17.8
Property, plant and equipment, net	[3]	624.4	629.3	598.7	655.4	720.7

Total non-current assets		1,081.6	1,059.4	1,007.9	1,015.3	1,106.6

Total assets		3,782.7	3,582.5	3,604.7	3,764.2	4,394.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities		1,017.5	940.9	949.3	1,044.2	1,613.0

Accrued liabilities and other liabilities		48.2	45.6	44.7	44.3	45.9
Deferred and other tax liabilities		204.9	200.6	193.7	188.4	200.1
Provisions		16.9	14.8	13.5	12.7	13.0
Long-term debt	[3]	699.2	689.3	697.2	699.8	711.8

Total non-current liabilities		969.2	950.3	949.1	945.2	970.8

Total liabilities		1,986.7	1,891.2	1,898.4	1,989.4	2,583.8

Shareholders’ equity		1,796.0	1,691.3	1,706.3	1,774.8	1,811.0

Total liabilities and shareholders’ equity		3,782.7	3,582.5	3,604.7	3,764.2	4,394.8

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

		Three months ended,
		Mar 29,	Jun 28,	Sep 27,	Dec 31,	Mar 28,
(in millions EUR)		2009	2009	2009	2009	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(117.2)	(104.0)	19.8	50.5	107.3

Depreciation and amortization	[3]	38.7	35.1	33.8	34.0	34.7
Impairment		2.6	4.4	8.6	0.3	0.8
Loss (gain) on disposals of property, plant and equipment		2.6	(0.4)	0.9	1.0	0.6
Share-based payments		3.5	2.6	2.8	4.5	2.8
Allowance for doubtful debts		—	1.1	0.7	0.1	0.2
Allowance for obsolete inventory		22.1	43.9	13.2	7.4	13.8
Deferred income taxes		(27.0)	(31.2)	(4.5)	13.3	23.7
Change in assets and liabilities		157.3	110.7	(140.3)	(91.7)	(142.8)

Net cash provided by (used in) operating activities		82.6	62.2	(65.0)	19.4	41.1

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(43.9)	(39.9)	(13.5)	(7.7)	(7.2)
Proceeds from sale of property, plant and equipment		1.2	5.7	—	—	—

Net cash used in investing activities		(42.7)	(34.2)	(13.5)	(7.7)	(7.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid		—	(86.5)	—	—	—
Net proceeds from issuance of shares and stock options		0.1	0.4	4.2	6.4	10.4
Excess tax benefits (deficiencies) from stock options		(0.2)	0.5	0.7	1.0	—
Net proceeds from other long-term debt		—	0.1	—	—	—
Redemption and/or repayment of debt	[3]	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)

Net cash provided by (used in) financing activities		(0.5)	(85.9)	4.5	7.0	10.0

Net cash flows		39.4	(57.9)	(74.0)	18.7	43.9

Effect of changes in exchange rates on cash		2.4	(0.4)	(0.7)	0.4	6.3

Net increase (decrease) in cash & cash equivalents		41.8	(58.3)	(74.7)	19.1	50.2

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but substantive rather than inconsequential or perfunctory a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.
Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.
It is the Company’s policy to hedge material transaction exposures, such as sales transactions and forecasted purchase transactions. The Company hedges these exposures through the use of currency contracts.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.
As of March 28, 2010 other comprehensive income, within equity, includes EUR 60.3 million loss, net of taxes, representing the total anticipated loss to be charged to net sales, and EUR 3.9 million gain representing the total anticipated gain to be released to cost of sales which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.
ASML — Reconciliation U.S. GAAP — IFRS 1,2
Net income

	Three months ended,
(in thousands EUR)	Mar 29, 2009	Mar 28, 2010

Net income (loss) under U.S. GAAP	(117.2)	107.3
Share-based payments (see Note 1)	(0.5)	0.1
Development costs (see Note 2)	11.5	2.0
Reversal of write-downs (see Note 3)	—	(3.3)
Income taxes (see Note 4)	(1.6)	(4.8)

Net income (loss) under IFRS	(107.8)	101.3
Shareholders’ equity

	Mar 29,	Jun 28,	Sep 27,	Dec 31,	Mar 28,
(in thousands EUR)	2009	2009	2009	2009	2010

Shareholders’ equity under U.S. GAAP	1,796.0	1,691.3	1,706.3	1,774.8	1,811.0
Share-based payments (see Note 1)	(7.1)	(4.9)	(0.5)	2.4	3.5
Development costs (see Note 2)	215.4	235.9	259.7	251.5	255.8
Reversal of write-downs (see Note 3)	—	—	28.5	17.1	13.8
Income taxes (see Note 4)	3.4	2.8	1.4	5.0	0.8

Shareholders’ equity under IFRS	2,007.7	1,925.1	1,995.4	2,050.8	2,084.9
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.
As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.
Note 2 Development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.
Under U.S. GAAP, ASML applies ASC 330 Inventory. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation, give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	All quarterly information in this press release is unaudited.

[2]	Numbers have been rounded for readers’ convenience.

[3]	As of January 1, 2010 ASML adopted ASC 810 “Amendments to FIN 46(R)” which resulted in the consolidation of the Variable Interest Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures have been adjusted to reflect this change in accounting policy. As of January 1, 2010 the total impact on Property, plant and equipment and Long-term debt amounts to EUR 36.7 million.

[4]	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercises would have a dilutive effect, the calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be antidilutive.